# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CADRE HOLDINGS, INC., CIK 0001860543
CUSIP: 12763L105
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13386 International Pkwy, Jacksonville, Florida (FL), 32218
Date of event which requires filing of this statement: 11/17/2025
Amends the filing with accession number 0001104659-25-112538
Filed by CIK 0000935577
Persons authorized to receive notices and communications: Robert L. Lawrence, Kane Kessler, P.C., 600 3rd Avenue, 35th Floor, New York, New York (NY), 10016, (212) 541-6222

## Reporting persons
- Warren B. Kanders (CIK 0000935577): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 11,669,120; shared voting power 23,450; sole dispositive power 11,669,120; shared dispositive power 23,450; aggregate amount beneficially owned 11,692,570 (27.7% of the class)
  Comment: Footnote to Rows 7 and 9: Consists of (i) 1,546 shares held by Warren B. Kanders, (ii) 1,305,650 shares held by Warren B. Kanders Roth IRA, (iii) 10,129,289 shares held by Kanders SAF, LLC ("Kanders SAF"); and (iv) options to purchase an aggregate of 232,635 shares of common stock which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are presently exercisable or exercisable within 60 days of the date hereof; and excludes (i) 229,797 shares underlying stock options to purchase shares of common stock which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are not presently exercisable or exercisable within 60 days of the date hereof; and (ii) 71,481 shares underlying restricted common units award which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are not presently vested or vesting within 60 days of the date hereof. Mr. Kanders is the sole member and manager of Kanders SAF, and accordingly all of the shares of the Issuer's common stock held by Kanders SAF may be deemed to be beneficially owned by Mr. Kanders.
  
  Footnote to Rows 8 and 10: Consists of 23,450 shares held by Allison Kanders Roth IRA. Allison Kanders is the wife of Mr. Kanders, and accordingly all of the shares of the Issuer's common stock held by Allison Kanders may be deemed to be beneficially owned by Mr. Kanders.
  
  Footnote to Row 11: The amount reported above as being beneficially owned by Mr. Kanders (i) includes, without duplication, the shares reported in Rows 7 and 9 plus the shares reported in Rows 8 and 10; and (ii) excludes, without duplication, (a) 229,797 shares underlying stock options to purchase shares of common stock which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are not presently exercisable or exercisable within 60 days of the date hereof; and (b) 71,481 shares underlying restricted common units award which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are not presently vested or vesting within 60 days of the date hereof.
  
  Footnote to Row 13: The percentage of shares of common stock reported as being beneficially owned by Mr. Kanders is based upon 42,245,528 shares of common stock outstanding as of the date hereof, which includes: (i) 40,663,844 shares of common stock outstanding as of November 3, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed with the Securities and Exchange Commission on November 4, 2025; (ii) options to purchase an aggregate of 232,635 shares of common stock which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are presently exercisable or exercisable within 60 days of the date hereof; and (iii) an aggregate of 1,349,049 shares of common stock outstanding upon the vesting on November 10, 2025 of restricted stock units awards previously granted under the Issuer's 2021 Stock Incentive Plan.
- Kanders SAF, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,129,289; shared voting power 0; sole dispositive power 10,129,289; shared dispositive power 0; aggregate amount beneficially owned 10,129,289 (24.1% of the class)
  Comment: Footnote to Rows 7, 9 and 11: Mr. Kanders is the sole member and manager of Kanders SAF, and accordingly may be deemed to beneficially own all of the shares of the Company's common stock held by Kanders SAF.
  
  Footnote to Row 13: The percentage of shares of common stock reported as being beneficially owned by Kanders SAF is based upon 42,012,893 shares of common stock outstanding as of the date hereof, which includes: (i) 40,663,844 shares of common stock outstanding as of November 3, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed with the Securities and Exchange Commission on November 4, 2025; and (ii) an aggregate of 1,349,049 shares of common stock outstanding upon the vesting on November 10, 2025 of restricted stock units awards previously granted under the Issuer's 2021 Stock Incentive Plan.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: CADRE HOLDINGS, INC.
Address of issuer's principal executive offices: 13386 International Pkwy, Jacksonville, Florida (FL), 32218
Comment:
This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on November 14, 2025 (the "Initial Schedule 13D") by Warren B. Kanders and Kanders SAF (collectively, the "Reporting Persons").

Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Initial Schedule 13D. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to supplement the existing items in the Initial Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date of this Schedule 13D, Mr. Kanders may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of 11,692,570 shares of common stock, constituting approximately 27.7% of the outstanding shares of common stock, which is comprised of: (i) 1,546 shares held by Warren B. Kanders, (ii) 1,305,650 shares held by Warren B. Kanders Roth IRA, (iii) 10,129,289 shares held by Kanders SAF; (iv) options to purchase an aggregate of 232,635 shares of common stock which were previously granted under the Company's 2021 Stock Incentive Plan and that are presently exercisable or exercisable within 60 days of the date hereof; and (v) 23,450 shares of common stock held by Allison Kanders Roth IRA.

The amount reported above as being beneficially owned by Mr. Kanders excludes (i) 229,797 shares underlying stock options to purchase shares of common stock which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are not presently exercisable or exercisable within 60 days of the date hereof; and (ii) 71,481 shares underlying restricted stock units award which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are not presently vested or vesting within 60 days of the date hereof.

The percentage of shares of common stock reported as being beneficially owned by Mr. Kanders is based upon 42,245,528 shares of common stock outstanding as of the date hereof, which includes: (i) 40,663,844 shares of common stock outstanding as of November 3, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed with the Securities and Exchange Commission on November 4, 2025; (ii) options to purchase an aggregate of 232,635 shares of common stock which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are presently exercisable or exercisable within 60 days of the date hereof; and (iii) an aggregate of 1,349,049 shares of common stock outstanding upon the vesting on November 10, 2025 of restricted stock units awards previously granted under the Issuer's 2021 Stock Incentive Plan.

Of the 11,692,570 shares beneficially owned by the Reporting Persons, Kanders SAF has granted a security interest in an aggregate of 3,750,000 shares of the Issuer's common stock beneficially owned by the Reporting Persons in favor of Texas Capital Bank pursuant to the Loan Agreement described in Item 6 of the Initial Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Of the shares of common stock reported as being beneficially owned by Mr. Kanders, he (i) has sole power to vote or direct the vote and to dispose or direct the disposition of 11,669,120 shares of common stock, including 10,129,289 shares held by Kanders SAF, as its sole member and manager of Kanders SAF; and (ii) shares with his wife, the power to vote or direct the vote and to dispose or direct the disposition of the 23,450 shares held by the Allison Kanders Roth IRA.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Initial Schedule 13D is hereby supplemented as follows:

On November 17, 2025, each of Mr. Kanders and Kanders SAF sold 1,257,038 shares and 86,903 shares of the Issuer's common stock, respectively, at a price of $39.00 per share, in a block trade pursuant to Rule 144 under the Securities Act of 1933, as amended.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Signatures
- Warren B. Kanders: /s/ Warren B. Kanders, Warren B. Kanders (11/19/2025)
- Kanders SAF, LLC: /s/ Warren B. Kanders, Warren B. Kanders / Sole Manager (11/19/2025)